Mail Stop 4561


								December 28, 2005


By U.S. Mail and facsimile to (215) 444 5915

Phillip M. Browne
Chief Financial Officer
Advanta Corp.
Welsh & McKean Roads, P.O. Box 844
Spring House, Pennsylvania  19477

Re:	Advanta Corp.
	Form 10-K for the Fiscal Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, 2005, June 30, 2005 and
September 30, 2005
	File No. 000-14120

Dear Mr. Browne:

      We have reviewed your response letter dated September 8,
2005
and have the following additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Managed Receivable Data, page 36

1. We read your supplemental response to comment 3 of our letter dated August 25, 2005. Please tell us:
* How you came to the conclusion risk-adjusted revenue does not constitute a non-GAAP measure considering Item 10(e)(2)(i) of Regulation S-K, and;
* Why interest expense is included in risk-adjusted revenue and how its inclusion contributes to the intent and usefulness of the measure.




2. Please revise future filings to remove the pro forma income statement. Article 11 of Regulation S-X does not contemplate such a presentation. Instead, revise to discuss and quantify the impact of securitizations on your reported results, including the impact on specific income statement captions and on net interest income and net interest margins.

Market Risk Sensitivity, page 46

3. We read your supplemental response to comment 4 of our letter dated August 25, 2005. Please explain how you concluded that the conditions in each paragraph 13(a) and 13(b) of SFAS 133 did not exist as it relates to the interest rate floors and business credit card receivables.

Note 2- Summary of Significant Accounting Policies, page 55
Securitization Income, page 57

4. In future filings, please revise your accounting policy for securitization income to clearly describe when the gains on the sale
of receivables are recorded during the revolving period.
* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Matthew Komar (Staff Accountant) at (202)
551-
3781 or me at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Don Walker
Senior Assistant
Chief Accountant

Phillip M. Browne
Advanta Corp.
December 28, 2005
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